TMM COMPANY CONTACT:                                                                   AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                                                        Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                                               312-726-3600
jacinto.marina@tmm.com.mx                                                                        kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2010 FINANCIAL RESULTS

    *   Operating profit up 121.0% in third quarter and 81.1% in first nine months
    *   EBITDA up 38.7% in third quarter and 39.5% in first nine months
    *   Free cash flow positive for fourth consecutive quarter

(Mexico City, October 28, 2010) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics company, reported today its financial results for the third quarter and first nine months of 2010.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “TMM continues to report improved operating results in the third quarter, even in this volatile period for our industry. Year over year, TMM’s third-quarter 2010 consolidated revenue, operating profit and EBITDA improved, demonstrating sustained operational efficiency and a successful business strategy. Additionally, for the fourth consecutive quarter, consolidated EBITDA exceeded our financial expenses, resulting in positive free cash flow, a trend we expect to continue through year-end and beyond.

“We have capitalized on our efforts to grow a high-quality fleet and to build a consistent revenue stream, and in the third quarter, we continued to reap the rewards of our investment in new vessels made over the past two years. Additionally, our Ports and Terminals division recorded significant improvements in both 2010 periods over last year’s periods, as cruise ship activity at major Mexican ports and international trade continued to recover.”

Serrano concluded, “Our view of the longer-term industry fundamentals remains positive, and we continue to be ready to capitalize on opportunities to build TMM's asset base and enhance our growth profile. With an eventual recovery of the markets, continued optimization of the use of our fleet and further participation in Port-related activities, we continue to see upside potential in TMM’s operating margins and earnings.”

THIRD-QUARTER AND FIRST-NINE MONTHS 2010 FINANCIAL AND OPERATING RESULTS
Compared to the same periods of last year, consolidated revenue increased 0.3 percent in the 2010 third quarter and 1.0 percent in the 2010 first nine months. Revenue in the 2010 periods was negatively impacted by reduced revenue at the Logistics division.

Consolidated operating profit increased 121.0 percent and 81.1 percent in the 2010 third quarter and 2010 first nine months, respectively. Higher operating profit in the 2010 periods was largely due to improvements at the Ports and Terminals division. Additionally, consolidated operating margin grew to 11.6 percent in the 2010 first nine months compared to 6.5 percent in the 2009 first nine months.

In the 2010 third quarter, EBITDA increased 38.7 percent to $22.2 million compared to $16.0 million in the same period of last year. In the first nine months of 2010, EBITDA increased 39.5 percent to $67.4 million compared to $48.3 million in the same period of 2009. However, first-nine months 2009 EBITDA included a $4.4 million profit from the sale of two offshore vessels in the second quarter of 2009. Without this one-time profit, EBITDA increased 53.5 percent, or $23.5 million, in the 2010 first nine months, compared to the same period last year.

At Maritime, third-quarter 2010 revenue grew 3.9 percent compared to the 2009 third quarter, mainly due to increases at every segment except for chemical tankers, which had one less vessel in operation. Maritime’s operating profit grew 6.4 percent in the 2010 third quarter compared to the same period of the previous year, mainly as a result of a 225.0 percent gross profit increase at product tankers due to higher average daily rates as well as a 66.7 percent gross increase at chemical tankers due to more efficient routes and reduced costs.

Maritime revenue in the first nine months of 2010 increased 1.4 percent as a result of improvements at offshore, mainly due to certain price adjustments and to the addition of a process vessel in the first quarter, and at the harbor towage segment, due to higher volumes. In the first nine months of 2010, operating profit grew 12.3 percent compared to the previous year’s first nine months. In particular, product tankers’ gross profit improved 125.9 percent attributable to all vessels working with contracts and to higher average daily rates in the 2010 second and third quarters compared to the same periods in 2009. Additionally, gross profit in the harbor towage segment improved 35.2 percent in the 2010 nine-month period due mainly to increased vessel calls at Manzanillo.

In the 2010 third-quarter and first-nine months periods, Ports and Terminals’ revenue increased 41.0 percent and 42.6 percent, respectively, both compared to the same periods last year. Additionally, operating profit for this division increased from $0.2 million in the 2009 third quarter to $1.0 million in the 2010 third quarter and from $0.6 million in the 2009 first nine months to $4.4 million in the 2010 first nine months.

Improved results at the Ports and Terminals division in the 2010 periods compared to last year, were mainly attributable to increased revenue and profit at Acapulco as a result of higher cruise ship calls and auto handling volumes; at shipping agencies due to higher volumes, benefitted by one new cruise line route among Mexican major ports in the third quarter; and at maintenance and repair due to continued improvement in the revenue mix and higher container volumes, specifically at Manzanillo.

Compared to the same periods of last year, Logistics revenue decreased 15.8 percent and 7.8 percent in the 2010 third quarter and first nine months, respectively. These decreases were mainly attributable to lower trucking revenue and to $5.4 million of reduced revenue as a result of the sale of the minority stake in the Company’s automotive inbound logistics business in April. These decreases were partially offset by higher revenue at the warehousing and auto hauling segments.

Logistics operating losses in the 2010 third quarter and 2010 first nine months were lower compared to the same periods of 2009 and included certain book losses.

Financial expenses in the third quarter of 2010 were impacted by $1.9 million of one-time charges related to the consolidation of the three tranches of the Company’s Trust Certificates Program and the prepayment of certain dollar denominated debt. Net financial cost included a net exchange loss of $12.9 million in the third quarter of 2010 and a net exchange loss of $23.8 million in the first nine months of 2010.

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, October 29 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (888) 452-4007 (domestic) or (719) 457-2658 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at:
http://www.visualwebcaster.com/event.asp?id=73118.

A replay of the conference call will be available through November 29 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 5930504. On the Internet a replay will be available for 30 days at: http://www.visualwebcaster.com/event.asp?id=73118.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow...

Grupo TMM, S. A. B. and subsidiaries
* Balance Sheet
- millions of dollars -

	September 30,	December 31,
	2010	2009

Current assets:
Cash and cash equivalents	107.308	84.244
Accounts receivable
Accounts receivable - Net	55.789	47.553
Other accounts receivable	39.630	31.885
Prepaid expenses and others current assets	10.574	9.934
Total current assets	213.301	173.616
Property, machinery and equipment	833.021	823.831
Cumulative Depreciation	(169.900)	(145.433)
Property, machinery and equipment - Net	663.121	678.398
Other assets	44.586	53.250
Deferred taxes	96.803	97.274
Total assets	1,017.811	1,002.538

Current liabilities:
Bank loans and current maturities of long-term liabilities	21.389	16.043
Sale of accounts receivable	9.905	7.869
Suppliers	24.134	27.957
Other accounts payable and accrued expenses	58.490	44.186
Total current liabilities	113.918	96.055
Long-term liabilities:
Bank loans	53.920	70.974
Trust certificates debt	754.803	677.520
Sale of accounts receivable	2.391	12.047
Other long-term liabilities	26.885	26.134

Total long-term liabilities	837.999	786.675
Total liabilities	951.917	882.730

Stockholders´ equity
Common stock	155.177	155.240
Retained earnings	(68.833)	(14.446)
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(10.971)	(10.490)
	57.616	112.547
Minority interest	8.278	7.261
Total stockholders´ equity	65.894	119.808

Total liabilities and stockholders´ equity	1,017.811	1,002.538
* Prepared in acordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

Grupo TMM, S. A. B. and subsidiaries
* Statement of Income
- millions of dollars -

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Ports and Terminals	5.502	3.876	17.387	12.217
Maritime	51.060	49.171	153.448	151.308
Logistics	18.122	21.550	60.531	65.583
Revenue from freight and services	74.684	74.597	231.366	229.108

Ports and Terminals	(4.115)	(3.327)	(11.877)	(10.416)
Maritime	(25.208)	(25.953)	(77.506)	(85.704)
Logistics	(19.065)	(25.239)	(61.576)	(73.149)
Cost of freight and services	(48.388)	(54.519)	(150.959)	(169.269)

Ports and Terminals	(0.360)	(0.374)	(1.085)	(1.154)
Maritime	(10.930)	(9.228)	(31.988)	(26.546)
Logistics	(2.308)	(2.561)	(6.898)	(5.650)
Corporate and others	(0.216)	(0.059)	(0.593)	(0.157)
Depreciation of vessels and equipment	(13.814)	(12.222)	(40.564)	(33.507)

Corporate expenses	(3.487)	(3.976)	(10.654)	(11.205)
Ports and Terminals	1.027	0.175	4.425	0.647
Maritime	14.922	13.990	43.954	39.058
Logistics	(3.251)	(6.250)	(7.943)	(13.216)
Corporate and others	(0.216)	(0.059)	(0.593)	(0.157)
Other (expenses) income - Net	(0.694)	(0.084)	(2.351)	(0.289)
Operating Income	8.301	3.796	26.838	14.838
Financial (expenses) income - Net	(21.084)	(21.028)	(53.286)	(67.858)
Exchange gain (loss) - Net	(12.879)	17.967	(23.839)	(7.434)
Net financial cost	(33.963)	(3.061)	(77.125)	(75.292)
Gain (loss) before taxes	(25.662)	0.735	(50.287)	(60.454)
Provision for taxes	(1.603)	(0.245)	(3.131)	(0.647)

Net income (loss) for the period	(27.265)	0.490	(53.418)	(61.101)

Attributable to:
Minority interest	0.082	0.559	1.019	0.581
Equity holders of GTMM, S.A.B.	(27.347)	(0.069)	(54.437)	(61.682)

Weighted average outstanding shares (millions)	101.995	55.227	102.011	55.227
Income (loss) earnings per share (dollars / share)	-0.27	-0.00	-0.53	-1.12

Outstanding shares at end of period (millions)	101.995	55.227	101.995	55.227
Income (loss) earnings per share (dollars / share)	-0.27	-0.00	-0.53	-1.12
* Prepared in acordance with International Financial Reporting Standards as issued by the International Accounting Standars Board

Grupo TMM, S. A. B. and subsidiaries
* Statement of Cash Flow
- millions of dollars -
	Three months ended		Nine months ended
	September 30,		September 30,

	2010	2009	2010	2009

Cash flow from operation activities:
Net income (loss) for the period	(27.265)	0.490	(53.418)	(61.101)
Charges (credits) to income not affecting resources:
Depreciation & amortization	15.773	13.283	45.969	37.545
Other non-cash items	30.651	5.901	73.283	71.036
Total non-cash items	46.424	19.184	119.252	108.581
Changes in assets & liabilities	(10.950)	(9.147)	(29.156)	(22.070)
Total adjustments	35.474	10.037	90.096	86.511
Net cash provided by operating activities	8.209	10.527	36.678	25.410

Cash flow from investing activities:
Proceeds from sales of assets	0.232	4.383	4.817	11.835
Payments for purchases of assets	(4.029)	(14.794)	(14.884)	(53.537)
Sale of share of subsidiaries			4.062
Common stock decrease of subsidiaries		(0.202)		(0.202)
Dividends from non-consolidated subsidiaries				0.643
Net cash used in investment activities	(3.797)	(10.613)	(6.005)	(41.261)

Cash flow provided by financing activities:
Short-term borrowings (net)	(6.667)		0.536	(0.939)
Sale (repurchase) of accounts receivable (net)	(2.603)	(7.222)	(7.053)	(21.667)
Repayment of long-term debt	(23.791)	(7.300)	(54.721)	(40.490)
Proceeds from issuance of long-term debt	49.031	8.832	50.591	8.832
Acquisition of treasury shares, net			(0.013)
Net cash provided by (used in) financing activities	15.970	(5.690)	(10.660)	(54.264)
Exchange losses on cash	1.770	(2.609)	3.051	1.438
Net (decrease) increase in cash	22.152	(8.385)	23.064	(68.677)
Cash at beginning of period	85.047	108.155	84.244	168.447
Cash at end of period	107.199	99.770	107.308	99.770
* Prepared in acordance with International Financial Reporting Standards as issued by the International Accounting Standars Board